September 29, 2009

VIA U.S. MAIL

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: MetLife Investors USA Insurance Company
        Initial Registration Statement on Form N-4
        File Nos. 333-161443 and 811-3365

Dear Mr. Conner:

        The staff has reviewed the above-referenced registration statement, which the Commission received on August 19, 2009. The filing received a full review. Based on this review, we have the following comments on the filing.

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

    b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

    c. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

2. Cover Page

    We note that the contract's name is MetLife Growth and Guaranteed Income. In light of the bolded disclosure on pages 24 and 28, please explain how the use of the term "guaranteed" in the title complies with Rule 35d-1 under the Investment Company Act of 1940, as amended, and is not otherwise misleading.

3. <u>Highlights</u>, pages 5-6

    Please add a statement that in certain circumstances the contract may be terminated and payments under the Guaranteed Withdrawal Benefit for Life lost with a cross-reference to page 24 of the prospectus.

4. <u>Owner Transaction Expense Table</u>, page 7

    a. Please delete everything but $25 across from Exchange Fee, as the information is disclosed in Note 2.

    b. Please move all footnotes to the bottom of the page so that they do not compete with the required fee table disclosures.

    c. Please reduce the font size of the surrender charge table in Note 1 to the same size as the rest of the note.

    d. Please note that the withdrawal charge schedule may be included in the fee table. <u>See</u> Instruction 9 to Item 3 of Form N-4.

5. <u>Total Annual Portfolio Expenses Table</u>, page 8

    Please remove the .32% fee for the Fidelity VIP Money Market Portfolio from the portfolio expenses table, since the investment option is available only during the free look period.

6. <u>Examples</u>, page 9

    Please confirm that the examples will reflect the highest Mortality and Expense Charge of 2.05% for joint annuitants.

7. <u>Investment Options</u>, page 14

    Please bold or in some other way highlight the statement about where copies of the prospectuses for the investment options may be found. <u>See</u> Item 5(d) of Form N-4.

8. <u>Substitution of Investment Options</u>, page 15

    Please disclose, if true, that there will always be at least one variable option for investing under the contract.

9. <u>Surrender Charge</u>, page 17

    Please bold or in some other way highlight the statement that "no surrender charge will apply to withdrawals under the GWB feature that are less than or equal to the GWB Amount."

10. <u>Annuity Income Options - Annuity Income Option (1)</u>, pages 18-19

   a. Please clarify that the following statement applies only when the youngest annuitant is 59 1/2 or above: "[i]f total withdrawals in any contract year do not exceed the GWB Amount for that same contract year, the adjusted purchase payment is reduced by the dollar amount of the withdrawal(s)."

   b. Please add an Appendix with numeric examples of how the adjusted purchase payment is calculated.

   c. You state that "Annuity income option (1) is only available on the latest possible annuity date unless the contract is converted to an annuity income option..." Please define "latest possible annuity date."

11. <u>Systematic Withdrawal Program</u>, page 22

   Please bold or in some other way highlight the statement that "[i]n order to receive the greater of your eligible GWB Amount or RMD, you must agree to the following conditions:"

12. <u>Guaranteed Withdrawal Benefit for Life</u>, pages 24-29

   a. Please bold or in some other way highlight the statement on page 24 that "The GWB Value does not establish or guarantee any contract value or minimum return for any investment option and cannot be taken as a lump sum."

   b. Please disclose that the examples on pages 26-27 do not reflect the deduction of fees and charges, surrender charges or income taxes and tax penalties.

   c. Please consider revising the examples to reflect surrender charges.

   d. Please disclose whether an owner will be notified if a withdrawal will: (1) be deemed an excess withdrawal; (2) cause the contract to be terminated; or (3) cause the GWB Amount to be converted to annuity payments. Disclose whether the owner will be given any chance to prevent these things from happening.

13. <u>Death Benefit - Return of Purchase Payment Death Benefit</u>, page 31

   Please clarify that the following statement applies only when the youngest annuitant is 59 1/2 or above: "[i]f total withdrawals in any contract year do not exceed the GWB Amount for that same contract year, the Return of Purchase Payment death benefit is reduced by the dollar amount of the withdrawal(s)."

14. <u>Appendix C - Withdrawals in Excess of Annual GWB Amount</u>, page 49

As some of the examples in this section reflect surrender charges, please revise the statement at the top of the page that "[t]he examples do not reflect the deduction of fees and charges, surrender charges or income taxes and tax penalties."

15. <u>Appendix C - Required Minimum Distributions under the GWB,</u> page 50

It appears that the RMD requirements are listed on page 22 and not page 14 of the prospectus. Please revise the cross-references accordingly.

16. <u>Part C - Exhibit 3(iii)</u>

Please file the actual, rather than "form of" Retail Sales Agreement.

17. <u>Powers of Attorney</u>

Please provide powers of attorney that relate specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

18. <u>Financial Statements, Exhibits, and Other Information</u>

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

19. <u>Tandy Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products